EXHIBIT 12.1

LKQ CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

(Unaudited)

	Years Ended December 31,
	2004	2005	2006	2007	2008
Income before provision for income taxes	$33,857	$51,683	$72,821	$108,271	$163,588
Fixed charges	4,883	6,677	13,197	28,865	57,101
Amortization of capitalized interest, net of interest capitalized	—	—	—	(425)	(93)

Earnings available for fixed charges	$38,740	$58,360	$86,018	$136,711	$220,596

Fixed charges:
Interest expense, including amortization of debt issuance costs	$1,551	$2,228	$5,955	$17,758	$37,846
Capitalized interest	—	—	—	425	108
Portion of rental expense representative of interest	3,332	4,449	7,242	10,682	19,147

Total fixed charges	$4,883	$6,677	$13,197	$28,865	$57,101

Ratio of earnings to fixed charges	7.9	8.7	6.5	4.7	3.9